Exhibit 99.4

Brookfield Infrastructure Partners L.P.

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended December 31, 2008		Year ended December 31, 2008
Millions (except for per unit amounts), unaudited	Total	Per unit	Total	Per unit
Net income (loss)	$21.7	$0.57	$28.0	$0.73
Add back or deduct the following:
Depreciation, depletion and amortization	14.6	0.38	54.3	1.42
Deferred taxes	(5.5)	(0.14)	(14.3)	(0.37)
Other non-cash items	(19.7)	(0.52)	(8.3)	(0.22)

Adjusted net operating income	$11.1	$0.29	$59.7	$1.56

Brookfield Infrastructure Partners L.P.

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended December 31, 2008		Three months ended December 31, 2007		Year ended December 31, 2008		Year ended December 31, 2007
Millions (except for per unit amounts), unaudited	Total	Per unit	Total	Per unit	Total	Per unit	Total	Per unit
Net income	$21.7	$0.57	$(5.2)	$(0.14)	$27.9	$0.73	$6.1	$0.16
Add back or deduct the following:
Depreciation, depletion and amortization	14.6	0.38	12.1	0.32	55.6	1.45	47.8	1.25
Deferred taxes	(5.5)	(0.14)	(12.4)	(0.32)	(12.9)	(0.34)	(21.0)	(0.55)
Other non-cash items	(19.7)	(0.52)	10.1	0.26	(7.3)	(0.19)	19.3	0.50

Adjusted net operating income	$11.1	$0.29	$4.6	$0.12	$63.3	$1.65	$52.2	$1.36